EXHIBIT 99-B.4.4

                    Aetna Life Insurance and Annuity Company

                                   ENDORSEMENT

The Contract and Certificate, if applicable, are hereby endorsed to meet the qualification requirements for a Individual Retirement Annuity under Internal Revenue Code ("Code") Section 408(b). The following provisions apply and, in the case of a conflict with any provision in the Contract, this endorsement controls.

Holder. If this Endorsement is issued with an Individual Contract then "Holder" will mean "Contract Holder". If this Endorsement is issued with a Group Contract then "Holder" will mean "Certificate Holder". The Holder and the Annuitant must be the same person. Joint Holders are not permitted.

Nontransferable/Nonforfeitable. The Contract is nontransferable. The Holder may not sell, assign, transfer, pledge or use as collateral for a loan or as security for the performance of an obligation or for any other purpose, his or her interest in the Contract to any person other than the issuer of the Contract or to a spouse incident to a divorce under the provisions of Code Section 408(d)(6). The Holder's entire interest in the Contract is nonforfeitable.

Exclusive Benefit. The Account is established for the exclusive benefit of the Holder or his or her Beneficiary(ies).

Contributions. All contributions must be in cash. Except in the case of a qualified rollover contribution as permitted by Code Section 402(c), 403(a)(4), 403(b)(8), or 408(d)(3) or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP) as described in Code Section 408(k), the total contributions shall not exceed $2,000 for any taxable year.

Distributions. All distributions will be made in accordance with the requirements of Code Section 401(a)(9). Any periodic payments will be paid only to the Holder.

Required Beginning Date. No later than the April 1 following the calendar year in which the Holder attains age 70 1/2, the Holder may elect to receive the entire interest in a lump sum, or may elect to begin periodic payments under a systematic distribution option which must be distributed over:

(a) The life of the Holder, or the lives of the Holder and his or her designated Beneficiary, or

(b) A period certain not extending beyond the life expectancy of the Holder or the joint and last survivor expectancy of the Holder and his or her designated Beneficiary.

Periodic payments must be made at intervals of no longer than one year. In addition, payments made as an annuity must be either nonincreasing or they may increase only as provided in Section 1.401(a)(9)-1 of the Proposed Income Tax Regulations.

Life expectancy is computed by use of the expected return multiples in Tables V and VI of section 1.72-9 of the Income Tax Regulations. Life expectancy for distributions under an Annuity Payout Option may not be recalculated.

Payment of Death Benefit. Section IV - Options Available to Beneficiary is deleted in its entirety. If the Holder has specified a form of payment to the Beneficiary, the death benefit will be paid as elected by the Holder in the Beneficiary designation, to the extent permitted by code Section 401(a)(9). If the Holder has not specified a form of payment, the Beneficiary may elect payment of the death benefit amount as provided in this Section. The death benefit amount is determined in accordance with the provisions of Section IV - Death Benefit and Section III - Market Value Adjustment. At the death of the
Holder:

(a) If the Holder dies on or after the date distribution of his or her interest has begun, the remaining portion of such interest, if any, will continue to be distributed at least as rapidly as under the method of distribution being used prior to the Certificate Holder's death.

(b) If the Holder dies before distribution of his or her interest begins, the death benefit payable to the Beneficiary will be distributed no later than December 31 of the calendar year which contains the fifth anniversary of the date of the Holder's death, except to the extent that an election is made to receive a distribution in accordance with (i) or (ii) below.


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      (i)   Distributions to the Beneficiary may be made in installments over the life of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary, commencing no later than December 31 of the calendar year immediately following the calendar year in which the Holder died.

      (ii) If the Beneficiary is the Holder's surviving spouse, and distributions are to be made in accordance with (i) above, distributions must begin on or before the later of December 31 of the calendar year immediately following the calendar year in which the Holder died or December 31 of the calendar year in which the Holder would have attained age 70 1/2.

If the Holder dies before Annuity Payments begin, a spousal Beneficiary may elect an Annuity Payout Option, a Systematic Distribution Option, a lump sum payment or to treat the Account as his or her own IRA. The election to treat the Account as his or her own IRA will be deemed to have been made if such surviving spouse makes a rollover to or from such Account, or fails to elect to receive a distribution in accordance with (b) above.

Life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. Life expectancies for distributions under an Annuity Payout Option may not be recalculated.

Distributions under this section are considered to have begun if distributions are made on account of the Holder reaching the required beginning date or if prior to the required beginning date distributions irrevocably commence over a period permitted and in an Annuity Payout Option acceptable under Section 1.401(a)(9) of the Proposed Income Tax Regulations.

Annual Reports. Aetna will furnish annual calendar year reports concerning the status of the Holder's Account.

Termination of Account. Upon 90 days written notice to the Holder, Aetna may terminate the Holder's Account if no Purchase Payment(s) have been received for two full consecutive Account years and the paid-up Annuity Payments at maturity would be less than $20 per month.

Right to Cancel. The Holder may cancel the Certificate or Contract, a s applicable, within 10 days of receiving it by returning it to Aetna or to the person from whom it was purchased. Within seven days from the cancellation request, Aetna will return all the Certificate Holder's Purchase Payment(s).

If the source of the Purchase Payment(s) was a rollover from a contract issued by Aetna or one of its affiliates in which the deferred sales charge was waived or reduced, then the Purchase Payment(s) will be restored to the predecessor contract.

The first paragraph of Section III - Deferred Sales Charge is amended to add the following item(I) "(I)As a Purchase Payment for a Roth Individual Retirement Annuity, issued by Aetna or one of its affiliates, that gives credit for time spent in the predecessor contract in applying the deferred sales charge."

Endorsed and made a part of the Contract and Certificate, if applicable, as of the Account Effective Date.


                                    /s/ Thomas J. McInerney
                                    President
                                    Aetna Life Insurance and Annuity Company


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